[redacted]

14045985

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH, D.C.
191

SECU[...]SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34434 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fintegra, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 Earle Brown Drive, Suite 550
(No. and Street)

Minneapolis (City) MN (State) 55430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Schuh (763) 398-4371
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeffrey Schuh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fintegra, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE D HILDRE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of CASH FLOWS
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINTEGRA, LLC AND SUBSIDIARY

TABLE OF CONTENTS
As of December 31, 2013

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Governors
Fintegra, LLC and Subsidiary
Minneapolis, Minnesota

**Report on the Consolidated Financial Statement**

We have audited the accompanying consolidated statement of financial condition of Fintegra, LLC and Subsidiary (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated statement of financial condition.

**Management's Responsibility for the Consolidated Financial Statement**

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to error or fraud.

**Auditor's Responsibility**

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

**Opinion**

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fintegra, LLC and Subsidiary as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 20, 2014

# FINTEGRA, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

### *ASSETS*

| | |
|---|---|
| Cash and cash equivalents | $ 1,504,498 |
| Deposit with clearing broker | 150,796 |
| Commissions and other receivables, net | 964,918 |
| Investment in Fintegra Opportunity Fund, LLC | 32,613 |
| Other assets | 119,039 |
| Notes receivable and forgivable loans, net | 50,209 |
| Property and equipment, net | 31,868 |
| Income taxes receivable | 48,030 |
| Deferred income taxes | 135,686 |
| **TOTAL ASSETS** | $ 3,037,657 |

### *LIABILITIES AND MEMBER'S EQUITY*

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ 113,609 |
| Commissions payable | 995,885 |
| Accrued payroll and related taxes | 292,657 |
| Escrow deposit | 55,000 |
| Accrued expenses | 154,973 |
| Total Liabilities | 1,612,124 |
| **MEMBER'S EQUITY** | |
| Member's equity | 1,408,018 |
| 49% Non-controlling interest in Fintegra Opportunity Fund Management, LLC | 17,515 |
| Total Member's Equity | 1,425,533 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 3,037,657 |

See accompanying notes to consolidated statement of financial condition.

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

Fintegra, LLC (the Company) was formed in Minnesota on August 8, 1998. The Company offers financial services and products, such as financial and retirement planning, stocks, bonds, mutual funds, UIT's and fixed and variable annuities to customers, customers of financial institutions and other independent representatives. The Company, which is a member of Securities Investors Protection Corporation, sells products manufactured by mutual fund and insurance companies and has an agreement with Pershing, LLC (Pershing), an affiliate of the Bank of New York Mellon, to execute and clear transactions and establish and maintain securities accounts for customers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Fintegra Holdings, LLC (FH).

*Principles of Consolidation*

The accompanying consolidated statement of financial condition includes the accounts of Fintegra, LLC and Fintegra Opportunity Fund Management, LLC ("FOF Management"), a 51% owned entity. FOF Management has been consolidated in accordance with accounting principles generally accepted in the United States of America. Significant intercompany accounts and transactions have been eliminated in consolidation.

*Cash and Cash Equivalents*

The Company includes as cash equivalents all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash and cash equivalents in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

*Commissions Receivable*

Commissions receivable are unsecured and no allowance for doubtful accounts was considered necessary as of December 31, 2013. The Company believes all commissions receivable are fully collectible. On a periodic basis, the Company evaluates its commission receivable based on history of past write-offs, collections and current credit conditions. Receivables are written off after all collection efforts have been exhausted.

*Depreciation and Amortization*

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

*Income Taxes*

Effective January 1, 2003, the Company elected to be taxed as a corporation for federal and state income tax purposes.

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation and amortization, and vacation accruals.

## NOTE 1 - Summary of Significant Accounting Policies (cont.)

The Company applies the accounting standard for uncertainties in income taxes. The tax effects from any uncertain position can be recognized in the financial statements only if the position is more likely than not to be sustained on audit by tax authorities, based on the technical merits of the position. The Company's policy is to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2010. The Company is not currently under examination by any taxing jurisdiction. As of December 31, 2013, the Company had unused state net operating loss carryforwards of approximately $934,000 beginning to expire in 2014.

*Management's Use of Estimates*

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidate statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – Notes Receivable and Forgivable Loans

Notes receivable and forgivable loans consisted of the following components as of December 31, 2013:

| | | |
|---|---|---|
| Notes receivable | $ | 3,191 |
| Forgivable loans, net of amortization | | 48,728 |
| | | 51,919 |
| Less: allowance | | (1,710) |
| Notes receivable and forgivable loans, net | $ | 50,209 |

The notes receivable are with two registered representatives of the Company. The notes are unsecured and bear interest of 5% to 9% per annum. The promissory notes provide for repayment through April 2014.

Forgivable loan agreements are unsecured and provide for the loans to be forgiven based on the anniversary date each month through September 2016, provided the registered representative remains securities licensed with the Company as of the anniversary date. If the registered representative does not maintain their securities license with the Company, the loan will become immediately due and payable.

On a periodic basis, the Company evaluates its notes receivable and forgivable loans based on history of past write-offs, collections and current credit conditions.

## NOTE 3 – Investment in Fintegra Opportunity Fund Management, LLC

The Company was awarded 51% controlling interest in Fintegra Opportunity Fund Management, LLC ("FOF Management") in a FINRA arbitration on January 25, 2013. As a result of the FINRA Arbitration Award and a Hennepin County District Court Order in July 2013 upholding the arbitration award finding, the previous controlling member of FOF Management was removed. FOF Management is the Managing Member of Fintegra Opportunity Fund, LLC.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investment in Fintegra Opportunity Fund, LLC | $ - | $ - | $ 32,613 | $ 32,613 |

## NOTE 4 - Property and Equipment

Property and equipment consisted of the following as of December 31, 2013:

| | |
|---|---|
| Computer and telephone equipment | $ 269,814 |
| Furniture and fixtures | 183,049 |
| Software | 43,426 |
| | 496,289 |
| Less: accumulated depreciation and amortization | (463,421) |
| Property and equipment, net | $ 31,868 |

## NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $828,157 which was $578,157 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.93 to 1 as of December 31, 2013.

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended December 31, 2013 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

## NOTE 6 - Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2013.

## NOTE 7 - Membership Units

The Company had a total of 1,586 membership units outstanding as of December 31, 2013.

## NOTE 8 - Retirement Plan

The Company has a SIMPLE IRA profit sharing plan (the Plan) for the benefit of its employees who qualify for participation. The Plan requires the Company to match contributions of up to 3% of the eligible employee's compensation.

## NOTE 9 - Commitments and Contingencies

*License Agreements*

The Company has one software license agreement that expires in 2014 and three software license agreements that expire in 2016 and one additional license agreement that require thirty day written notice to cancel. These agreements require minimum monthly fees, plus hosting fees, of approximately $13,200 and are subject to increase when the stated number of users is exceeded.

Future minimum license payments are as follows for the years ending December 31:

| | |
|---|---|
| 2014 | $ 152,352 |
| 2015 | 134,352 |
| 2016 | 126,920 |
| | $ 413,624 |

## NOTE 9 - Commitments and Contingencies (cont.)

*Managed Service Agreements*

The Company has one managed service agreement that expires in 2015. The agreement requires minimum monthly fees of approximately $1,418.

Future minimum managed service fee payments for the years ending December 31, 2014 and December 31, 2015 are $12,402 and $2,780, respectively.

*Operating Leases*

The Company leases corporate office space and the lease has escalating rent payments increasing from $5,312 to $5,419. The lease expires July 2016 and the monthly base rent as of December 31, 2013 is $5,312. The Company is required to pay its pro rata share of operating expenses. The Company has the option to extend the office lease for a one year period.

The Company leases office space in Boca Raton, Florida and the lease has escalating rent payments increasing from $2,972 to $3,061. The lease expires June 2015 and the monthly base rent as of December 31, 2013 is $2,972. The Company is required to pay its pro rata share of operating expenses. The Company entered into a sublease of the Boca Raton office space commencing April 1, 2013 through June 2015 with an unrelated party. The sublease monthly base rent is $3,904.

FH leases sales office space in Cleveland, Ohio and the monthly rent payments for 2013 were made by the Company. The lease expires April 2014 and the monthly base rents as of December 31, 2013 is $9,981.

The Company is not obligated to make the monthly office lease payments on behalf of FH.

The Company leases three copiers under a lease that expires February 2015 for $656 per month, a copier under a lease that expires March 2015 for $208 per month and a copier under a lease that expires February 2016 for $150 per month. The Company also leases phone equipment under a lease that expires December 2016 for $1,864 per month.

The Company also has an agreement to purchase telephone and data services that expires November 2015 for $4,059 per month.

Future minimum lease payments, inclusive of FH lease obligations currently paid by the Company, are as follows for the years ending December 31:

| | |
|---|---|
| 2014 | $ 169,320 |
| 2015 | 122,683 |
| 2016 | 60,600 |
| | $ 352,603 |

## NOTE 9 - Commitments and Contingencies (cont.)

*Legal Proceedings*

The Company is subject to legal proceedings and claims in the ordinary course of business. As of December 31, 2013, the Company is a defendant in four separate legal suits which claim securities sold through their registered representatives were either unsuitable or in violation of the state securities laws and common law. The Company is actively defending these allegations and does not believe it is at fault. Subsequent to year end, a settlement agreement was reached in one of the matters with no financial impact to the Company.

The Company is also a defendant in a class action lawsuit brought by the Bankruptcy Trustee of a program sponsor against broker dealers that had selling agreements with the sponsor in an attempt to retrieve commissions paid by the sponsor. The Company is actively defending these allegations and does not believe it is at fault. The Company is also a defendant in a lawsuit brought by the Bankruptcy Trustee on behalf of the "Private Action Trust" that was created under the Chapter 11 Plan for investors in programs wherein the sponsor and related entities filed petitions for bankruptcy. The Company is actively defending these allegations and does not believe it is at fault.

For all pending suits not accrued for, management believes the risk of loss is remote and amounts of a loss cannot be reasonably estimated. In the opinion of management, the amount of ultimate liability with respect to these actions may or may not materially affect the financial position of the Company.

## NOTE 10 – Subsequent Events

The Company has evaluated subsequent events occurring through February 20, 2014, the date that the consolidated statement of financial condition was available to be issued, for events requiring recording or disclosure in the Company's consolidated statement of financial condition.

# FINTEGRA, LLC AND SUBSIDIARY

Minneapolis, Minnesota

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of December 31, 2013

BAKER TILLY

Candor. Insight. Results.

# FINTEGRA, LLC AND SUBSIDIARY
Minneapolis, Minnesota

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of December 31, 2013

an independent member of
BAKER TILLY
INTERNATIONAL